Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

Date: August 12, 2021

Q 2 21 Earnings Call June 2021

# Disclaimer

This presentation ("Presentation") contains proprietary and confidential information of Cellebrite DI Ltd. ("Cellebrite" or the "Company") and TWC Tech Holdings II Corp. ("TWC") and the entire contents should be considered "Confidential Information." This Presentation is made solely for informational purposes, and no representation or warranty, express or implied, is made by Cellebrite, TWC or any of their representatives as to the information contained in these materials or disclosed during any related presentations or discussions. The recipient of this Presentation shall keep this Presentation and its contents confidential, shall not use this Presentation or its contents for any purpose other than as expressly authorized by Cellebrite and TWC and shall be required to return or destroy all copies of this Presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this Presentation, the recipient is deemed to agree to the foregoing confidentiality requirements.

This Presentation is for informational purposes and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Cellebrite, TWC or any of their respective affiliates. The information contained herein does not purport to be all-inclusive. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Cellebrite, TWC or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, investment banks, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Cellebrite nor TWC has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. TWC and Cellebrite assume no obligation to update any information in this Presentation, except as required by law.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination between Cellebrite and TWC, Cellebrite has filed a registration statement on Form F-4 that includes a proxy statement of TWC in connection with TWC's solicitation of proxies for the vote by its stockholders with respect to the proposed business combination and other matters as may be described in the registration statement. The registration statement on Form F-4 was declared effective on August 6, 2021. Cellebrite and TWC also plan to file other documents with the Securities and Exchange Commission (the "SEC") regarding the proposed transaction and a proxy statement / prospectus is also being mailed to TWC's stockholders. Before making any investment or voting decision, stockholders and other interested persons are advised to read the registration statement and proxy statement / prospectus regarding the proposed transaction and any other relevant documents, including any amendments or supplements to these documents, carefully and in their entirety because these materials will contain important information about Cellebrite, TWC and the proposed transaction. The proxy statement / prospectus, as well as other filings containing information about Cellebrite and TWC are available, without charge, at the SEC's website at www.sec.gov, or at Cellebrite's website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Cellebrite and TWC and certain of their respective directors, executive officers and members of management may, under SEC rules, be deemed participants in the solicitation of proxies of TWC stockholders in connection with the proposed business combination. TWC stockholders, Cellebrite's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC at Cellebrite's website at www.cellebrite.com, or in the proxy statement/propsectus on Form F-4 filed by Cellebrite with the SEC.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC's stockholders in connection with the proposed transaction may be obtained by reading the proxy statement / prospectus for the proposed transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction may be obtained by reading the proxy statement / prospectus for the proposed transaction.

No Offer or Solicitation

This Presentation does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Presentation also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

Industry and Market Data

This Presentation includes information and statistics regarding market participants in the sectors in which Cellebrite competes and other industry data which was obtained from third-party sources, including reports by market research firms and company filings.

Trademarks

This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but TWC and Cellebrite will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

2

# Disclaimer

Use of Non-GAAP Financial Measures

In addition to financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this Presentation includes non-GAAP financial measures, non-GAAP operating income and Adjusted EBITDA. These non-GAAP measures have limitations as analytical tools, and they should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. In addition, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement or registration statement to be filed by Cellebrite or TWC with the SEC. A reconciliation of certain of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release.

Projections

This Presentation contains projected financial information with respect to Cellebrite. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See "Forward Looking Statements" paragraph below. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of TWC nor the independent registered public accounting firm of Cellebrite audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation.

Forward Looking Statements

This Presentation also contains forward-looking statements, which may be identified by such words as "may", "should", "would", "plan", "intend", "expect", "believe", "anticipate", "estimate", "predict", "potential", "seem", "seek", "continue", "future", "will", "outlook", or other similar expressions, words or phrases, or by their context. These statements include statements regarding the industry in which the combined companies will operate, future events, the proposed transactions between TWC and Cellebrite, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are made on the basis of current knowledge and current expectations of TWC and Cellebrite management and, by their nature, involve numerous assumptions and uncertainties and are not predictions of actual performance. Nothing set forth herein should be regarded as a representation, warranty, or prediction that TWC or Cellebrite will achieve or are likely to achieve any particular future result.

In addition to the factors previously disclosed in Cellebrite's reports filed with the SEC and those identified elsewhere in this Presentation, the following factors, among others, could cause results to differ materially from the forward-looking statements in this release or historical performance: (1) risks and uncertainties related to the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals or stockholder approvals of TWC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination is not obtained; (2) the number of redemption requests made by TWC's public stockholders; (3) the ability to meet Nasdaq's listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the consummation of the Business Combination; the inability to complete the private placement of ordinary shares of Cellebrite to certain institutional accredited investors; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; the duration and global impact of COVID-19; (6) costs related to the proposed business combination; the outcome of any legal proceedings that may be instituted against Cellebrite, TWC, or any of their respective directors or officers, regarding the proposed transaction; (7) the ability of Cellebrite or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; (8) changes in applicable laws or regulations; (9) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements indicated from time to time in other documents filed or to be filed with the SEC by TWC and in the final prospectus / proxy statement filed on August 6, 2021 and contained in the amended registration statement on Form F-4 relating to the business combination filed by Cellebrite originally on May 17, 2021, as amended.

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Business Overview

Investment highlights Cellebrite is the clear market leader with 99% win rate within digital intelligence Massive $12B+ market opportunity for digital intelligence (“DI”) solutions with major secular tailwinds supporting continued growth Unique mission critical end - to - end digital intelligence platform that serves the world’s leading government agencies and enterprises at each stage of the investigative lifecycle Rapidly growing Enterprise opportunity with segment revenue projected to double by 2023 Fragmented landscape of point solutions with numerous actionable targets and significant resources to support execution of highly strategic M&A thesis World class, mission driven management team with deep industry expertise Compelling financial profile with 46% ARR growth and 142% ARR net retention in LTM June 2021

Cellebrite empowers the world’s leading government agencies and enterprises Federal State & Local Enterprise 9 of Top 10 Accounting Firms 6 of Top 10 Pharma Companies 8 of Top 10 U.S. Commercial Banks 5 of Top 10 Auto Manufacturers 6 of Top 10 Petroleum Refiners 6 of Top 10 Telecom companies 9 of Top 10 U.S. Software Companies 100+ North American Federal Accounts 2,700+ North American State and Local Accounts Police Department s at 20 of Largest 20 U.S. Cities 25 o f 27 member E.U. National Police 50 of 50 U.S. States Police Department s at 11 of Largest 20 Cities Globally 14 of 15 U.S Cabinet Executive Departments

Q2 21 customer successes Customer Traction Large Deal Example 1 Increasing number of large multi - solution deals 1 customer > $5M 9 customers > $1M Large Deal Example 2 Large Deal Example 3 Scandinavian long - term customer Need: improve efficiency and reduce backlogs Pre - booking of Premium Enterprise >100 UFEDs N. American District Attorney Need: new legislation requiring faster evidence submitting Premium Collect & Review, Analytics Private sector digital forensics and analytics service provider Need: geographic expansion Collect & Review, Management Largest private sector deal ever

Cellebrite delivers a comprehensive DI software platform DI PLATFORM DATA SOURCES Prosecutors Agency Management Lab Practitioners Investigators & Analysts DATA TYPES OUTCOMES Accelerated investigations Empowering Chiefs of Investigations & Intelligence with end - to - end investigative platform Increased crime clearance rates Earning community confidence Protecting data privacy COLLECT & REVIEW Fast and Automated approach to capturing data from digital sources ANALYZE Processing the data fast with advanced analytics and AI Breaking down silos and enabling collaboration MANAGE

Cellebrite Premium Enterprise Agency - wide solution to scale up Empowers existing UFED fleet Centralizes user and fleet management Boosts productivity

Cellebrite Pathfinder 8.6 Ingestion from b roader range of sources Simplification of viewing and sharing C ro ss - case intelligence Collaboration across units and agencies

Professional services enhancement DI Training Customized Training Certification and Accreditation Mentorship Program Advisory and Consulting System Integration, Customization and Automation Business Discovery Advanced Digital Data Access and Collection Crypto Investigations Expert Lab Services Remote Global Support On - site Health Checks Custom Webinars and Expert Hours

Significant near - term growth opportunity 5x 1 increase in spend on in - house discovery and investigations M&A Targeted, disciplined approach Private sector growth New and extended offering Premium Enterprise Cloud & SaaS Remote collection New buying centers within existing logos Net new expansion 1 Source: The State of E Discovery Guide 2020 by Exterro and ACEDS. WH7

Transaction timing and certainty Business combination expected to close in Q 3 2021 with significant deal certainty given that minimum cash requirement has predominately been fulfilled through the $ 300 M of PIPE agreements already in place Diligence & Documentation Regulatory Review Process Shareholder Vote & Deal Close Expected Close: late August 2021 April 8 th , 2021 Deal Announcement & Signed Business Combination Agreement May 17 th , 2021 Cellebrite Files Preliminary F - 4 with the Securities & Exchange Commission June 7 th , 2021 Cellebrite Announces Q1’21 Financial Results Highlighting Continued Strength and Trajectory August 6 th , 2021 Registration Statement Effectiveness August 27 th , 2021 Shareholder Vote to Approve Transaction

Financial Overview

Financial highlights Sustainable ARR Growth 46 % ARR Growth Q 2 ’ 21 Best - in - class Retention metrics 142% Net Retention LTM Jun - 21 98% Gross Retention 2020 Strong Margin profile 8 3 % Gross Margin LTM Jun - 21 22% Adj. EBITDA Margin LTM Jun - 21 Note: non - GAAP metrics and key performance indicators defined in the appendix.

Sustainable ARR growth $76 $80 $83 $ 92 $96 $109 $ 121 $137 $150 $159 $197 $ 261 Q1-19A Q2-19A Q3-19A Q4-19A Q1-20A Q2-20A Q3-20A Q4-20A Q1-21A Q2-21A 2021E 2022E 1 Growth rates compare to ARR from the same quarter end in the prior year. % Total ARR G rowth (YoY) 1 26% 37% 28% 49% 23% 27% 21% 4 6% 44% 32% 53% 46%

ARR growth driven by expansion $109 $ 159 $6 $44 June 2020 Total ARR New Logo Land Net Upsell/downsell June 2021 Total ARR 46% Growth % over base ARR each year + 6% +40%

Revenue growth driven by subscription 19.1 19.8 20.4 22.2 22.6 24.4 25.8 27.8 29.0 29.9 2.6 2.4 2.9 6.8 9.2 10.3 11.5 11.6 16.0 10.9 13.1 19.2 8.0 10.5 11.8 11.8 7.7 10.4 5.0 6.5 6.6 8.0 5.3 4.1 6.4 7.3 5.0 7.3 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Subscription services Term-license Perpetual license and other Professional services 24.4 29.9 6.8 11.6 10.5 10.4 4.1 7.3 Q2-20 Q2-21 Total 29% 40.1 37.4 42.6 51.7 38.7 45.8 53.2 57.2 53.3 59.2 45.8 59.2 Subscription 33% 31.2 41.5

Profitability expansion Gross profit ($M) and margin 29.1 37.6 45.1 49.1 Q1 20 Q2 20 Q1 21 Q2 21 82.0% 84.6% 83.0% 75.1% 32.0 30.2 34.9 37.0 Q1 20 Q2 20 Q1 21 Q2 21 6 6.0% 66% 63% 83 % Adj. EBITDA ($M) and margin - 1.9 8.4 11.3 13.4 Q1 20 Q2 20 Q1 21 Q2 21 - 4.8% 18.4% 21.2% 22.6% Travel Field marketing events Hiring ~80 employees Expected H 2 21 Opex Increase Operating expenses (Non - GAAP, $M) and % of sales 1 1 Non - GAAP operating expenses exclude one - time expenses, share - based compensation, amortization of intangible assets, and acquisition related expenses.

2021E 2022E ARR Growth 44% 32% Revenue Growth 21% 20% Adjusted EBITDA Margin 15% 18% Long Term 22 – 27% 20 – 24% 25 – 35% Financial outlook Strong operational metrics

Appendix

($K) June 20 A June 21A ARR 109,153 158,895 YOY Growth - % 36% 46% Subscriptions 31,168 41,458 Perpetual License & Others 10,506 10,382 Professional Services 4,096 7,328 Total Revenue 45,770 59,168 YOY Growth - % 2 22% 29% Gross Profit 37,551 49,100 Gross Profit - % 82.0% 83.0% Adjusted EBITDA 8,443 13,379 Non - GAAP EBITDA - % 18.4% 22.6% Financial summary – Q2

($K) 2019A 2020A 2021E 2022E ARR 91,910 137,050 197,274 260,826 YOY Growth - % 28.4% 49.1% 43.9% 32.2% Subscriptions 86,647 129,745 180,876 228,500 Perpetual License & Others 59,175 42,136 26,538 20,484 Professional Services 26,032 23,032 28,223 33,816 Total Revenue 171,854 194,913 235,637 282,800 YOY Growth - % 14.8% 13.4% 20.9% 20.0% Gross Profit 136,031 157,034 190,827 228,293 Gross Profit - % 79.2% 80.6% 81.0% 80.7% Adj. EBITDA 19,352 31,117 36,463 50,653 Adj EBITDA - % 11.3% 16.0% 15.5% 17.9% Financial summary - annual

Operating income reconciliation – Q2 ($K) June 20A June 21A Operating Income in Financial Statements 1,665 8,221 One time expense (Former co - founder compensation) 1,519 - Share Based Compensation Expense 2,127 2,363 Amortization of Intangible Assets 387 435 Acquisition Related Costs 1,626 1,096 Non - GAAP Operating Income 7,324 12,115 Non - GAAP Operating Income - % 16.0% 20.5%

Operating expenses reconciliation – Q2 ($K) June 20A June 21A Operating Expenses 35,886 40,879 Less: One time expense (Former co - founder compensation) 1,519 - Less: Share Based Compensation Expenses 2,127 2,363 Less: Amortization of Intangible Assets 387 435 Less: Acquisition Related Costs 1,626 1,096 Non - GAAP Operating Expenses 30,227 36,985 Non - GAAP Operating Expenses - % 66.0% 62.5%

Adjusted EBITDA reconciliation – Q2 ($K) June 20A June 21A Net Income in Financial Statements 1,963 7,796 Financial Income (1,015) (496) Tax Expenses 717 921 Depreciation & Amortization 1,506 1,699 One - time Expense (Former co - founder compensation) 1,519 - Share Based Compensation Expenses 2,127 2,363 Acquisition Related Costs 1,626 1,096 Adjusted EBITDA 8,443 13,379 Adj EBITDA - % 18.4% 22.6%

Adjusted EBITDA reconciliation - annual ($K) 2019A 2020A 2021E 2022E Net Income (Loss) in Financial Statements (1,876) 5,781 14,017 30,096 Financial Income (2,935) (2,179) (1,920) (2,400) Tax Expense 3,291 5,616 4,426 9,504 Depreciation & Amortization 4,079 5,879 6,848 6,848 One - time Expense (Former co - founder compensation) 4,034 1,519 - - Share Based Compensation Expense 12,759 7,271 5,811 5,903 Acquisition Related Costs - 6,542 7,281 702 Capital Loss from FA Disposal - 689 - - Adjusted EBITDA 19,352 31,118 36,463 50,653 Adj EBITDA - % 11.3% 16.0% 15.5% 17.9%

Definitions 1. Annual Recurring Revenue: Annual recurring revenue (“ARR”) is defined as the annualized value of active term - based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. 2. Subscription Revenue: Is defined as revenue from recurring, term - based license contracts and ongoing services related to core offerings. Subscription revenue is recognized ratably over the subscription term with a portion of revenue, related to the term - based license, recognized upfront. 3. Net Retention: Dollar - based net retention rate is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers. 108695088 v1